Exhibit 10.20

Cash Bonus Plan

The board of directors has approved a bonus plan for Mr. Hoback that is contingent upon meeting certain financial and development performance criteria. The plan provides for a bonus of up to 30% of salary for Mr. Hoback depending on meeting or exceeding the performance criteria, which is based primarily on actual cash flow versus planned cash flow. The final determination of the bonus amount may be paid ratably based upon performance ranges and is ultimately at the discretion of the Board of Directors.  The bonus plan and the performance criteria are reviewed annually by the Compensation Committee.